Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Cadeler A/S Eneti Inc. Schedule TO-T filed November 7, 2023 Filed by Cadeler A/S File No. 005-87971

To Whom it May Concern:

On behalf of Cadeler A/S (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter dated November 13, 2023, relating to the above referenced Schedule TO-T (the “November 7 Schedule TO-T”). Concurrently herewith, the Company is submitting a Schedule TO-T/A (the “November 17 Schedule TO-T/A”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the November 7 Schedule TO-T and the Prospectus/Offer to Exchange filed on November 7, 2023 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended), all page references herein correspond to the relevant page of the November 17 Schedule TO-T/A. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the November 17 Schedule TO-T/A. Where appropriate, changes conforming to those noted in responses have also been made elsewhere in the November 17 Schedule TO-T/A.

Schedule TO filed November 7, 2023

General

1.   We note that you have filed forms of the (i) Letter of Transmittal; (ii) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees; and (iii) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. Please file the actual letters.

Response: The Company respectfully advises the Staff that it has revised Item 12 (Exhibits) as shown on page 2 of the November 17 Schedule TO-T/A to replace the previously-filed forms with the actual letters, and has filed the corresponding letters as exhibits to the November 17 Schedule TO-T/A.

Date
November 17, 2023

Cadeler A/S
Fairway House
Arne Jacobsens Allé 7
DK-2300 Copenhagen S
Denmark

+45 3246 3100
cadeler.com

CVR. no. 31180503

2.   We note the following introductory paragraph on page 75 of the Prospectus/Offer to Exchange: "The Schedule 14D-9 includes additional information on the background, deliberations and other activities involving Eneti (see the section titled “Background for the Offer” in the Schedule 14D-9, which will be filed with the SEC and mailed to you and other Eneti Stockholders together with this prospectus). You are encouraged to read that section in its entirety." However, we note that the "Background for the Offer" section that has been included in the Schedule 14D-9 is effectively identical to the "Background for the Offer" section that is included in the Prospectus/Offer to Exchange. Please therefore revise or remove the introductory paragraph quoted above, or advise.

Response: The Company respectfully advises the Staff that it has revised Item 5 as shown on page 2 of the November 17 Schedule TO-T/A.

* * * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact our counsel, Connie I. Milonakis of Davis Polk & Wardwell London LLP, at +44 207 418-1327.

Very truly yours, /s/ Peter Brogaard Hansen Peter Brogaard Hansen